Exhibit 99.1

For further information:

Investor Relations (416) 947-1212

AGNICO-EAGLE PROVIDES NOTICE OF RELEASE OF

FIRST QUARTER 2013 RESULTS, CONFERENCE CALL AND

ANNUAL GENERAL MEETING

Toronto (April 4, 2013) — Agnico-Eagle Mines Limited (NYSE: AEM) (TSX: AEM) (“Agnico-Eagle” or the “Company”) today announced that it will release its first quarter 2013 results on Thursday, April 25, 2013, after normal trading hours.  Additionally, the Company will host its Annual and Special General Meeting (“AGM”) the following day, Friday, April 26 2013, in Toronto.

First Quarter 2013 Results Conference Call Webcast

Agnico-Eagle’s senior management will host a conference call on Friday, April 26, 2013 at 9:00 AM (E.D.T.) to discuss the company’s financial and operating results.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 1-800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4568953#.

The conference call replay will expire on May 26, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Annual and Special General Meeting (“AGM”)

The AGM will begin on Friday, April 26, 2013 at 11:00 am (E.D.T).  The meeting will be held at Sheraton Centre Toronto Hotel (Dominion Ballroom) - 123 Queen Street West, Toronto, ON.

During the meeting management will provide an overview of first quarter 2013 operating and financial results, along with an update on future projects.  For those unable to attend in person, the alternatives to participation are listed below.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3415 or Toll-free 1-877-974-0445.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 1-877-289-8525, access code 4611168#.

The conference call replay will expire on June 26, 2013.

The webcast along with presentation slides will be archived for 180 days on the website.

Investor Relations

Agnico-Eagle Mines Limited

145 King Street East, Suite 400

Toronto, Ontario, M5C 2Y7

Telephone:                416-947-1212

Fax:                                                    416-367-4681

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales.  It has declared a cash dividend for 31 consecutive years.  www.agnicoeagle.com